Mail Stop 6010

July 21, 2006

Jeffrey M. Frank, President, Chief Executive Officer and Director
Cherokee International Corporation
2841 Dow Avenue
Tustin, California 92780

<u>Via U S Mail and FAX [(714) 838-8569]</u>

 Re: **Cherokee International Corporation**
   Form 10-K for the fiscal year ended January 1, 2006
   Form 10-Q for the fiscal quarter ended April 2, 2006
   File No. 0-50593

Dear Mr. Frank:

 We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Martin F. James
       Senior Assistant Chief Accountant